IBL Bancorp, Inc.

2001 Annual Report

IBL Bancorp, Inc.
23910 Railroad Ave.
Plaquemine, LA 70764

To Our Stockholders:

We are delighted to present this annual report for December 31, 2001 to the stockholders of IBL Bancorp, Inc. We are pleased with the progress and profitability that we achieved during the year 2001.

Loan demand has increased in 2001 and we hope to continue to expand our loan portfolio. We plan to take advantage of the opportunities afforded us in this very competitive marketplace.

We are confident of the Association s sound financial condition and look forward to the future with optimism and energy. We appreciate your investment in the Company and invite your continued support of the Association.

At the annual meeting, you will be asked to adopt a merger agreement which provides for the merger of IBL Bancorp, Inc. and a subsidiary of Shay Investment Services, Inc. If the merger is completed, you will be entitled to receive a cash payment of $24.00 for each share of IBL Bancorp stock that you own. Upon completion of the merger, you will not own any stock or other interest in IBL Bancorp, nor will you receive, as a result of the merger, any stock of Shay Investment Services, Inc.

Your Board of Directors has unanimously approved the merger agreement and recommends that you vote FOR adoption of the merger agreement and the transactions contemplated by it because the board believes it to be in the best interest of our stockholders.

Sincerely,

G. Lloyd Bouchereau, Jr.

G. Lloyd Bouchereau, Jr.
President & CEO

IBL BANCORP, INC.
IBERVILLE BUILDING & LOAN ASSOCIATION

IBL BANCORP, INC. ("our holding company" or the "Company") was incorporated under the laws of the State of Louisiana in 1998 to serve as the holding company for Iberville Building & Loan Association (the "Association") following our conversion from mutual to stock form (the "Conversion"). The Company and the Association are collectively referred to as "us," "we," etc. On September 30, 1998, we consummated the Conversion, and the Company completed its offering of Common Stock through the sale and issuance of 210,870 shares of common stock at a price of $10.00 per share, realizing gross proceeds of $2.1 million. The Company purchased all of the capital stock of the Association in exchange for 50% of the net Conversion proceeds. Prior to September 30, 1998, the Company had no material assets or liabilities and engaged in no business activities. Accordingly, the information set forth in this report, including the audited Consolidated Financial Statements and related data, relates primarily to the Association.

Our holding company's executive offices are located at 23910 Railroad Avenue, Plaquemine, Louisiana 70764, and its telephone number is (225) 687-6337.

IBERVILLE BUILDING & LOAN ASSOCIATION. The Association was organized as a state chartered mutual savings institution in 1915. We currently operate through one full service banking office located in Plaquemine, Louisiana. At December 31, 2001, we had total assets of $32.6 million, deposits of $26.1 million and stockholders' equity of $3.3 million or 10.1% of total assets.

We attract deposits from the general public and invest those funds in loans secured by first mortgages on owner-occupied single-family residences, commercial real estate loans and consumer loans. We also maintain an investment portfolio, primarily of mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA") and obligations of the federal government and agencies.

We derive our income principally from interest earned on loans, investment securities and other interest-earning assets. Our principal expenses are interest expense on deposits and noninterest expenses such as employee compensation, deposit insurance and miscellaneous other expenses. Funds for our activities are provided principally by deposit growth, repayments of outstanding loans and investment securities, other operating revenues and advances from the Federal Home Loan Bank of Dallas.

As a state chartered savings institution, we are subject to extensive regulation by the Office of Financial Institutions, State of Louisiana ("OFI") and by the Office of Thrift Supervision ("OTS"). Our lending activities and other investments must comply with state and federal regulatory requirements, and these regulatory agencies periodically examine us for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. We must also file reports with the OTS describing our activities and financial condition and are subject to certain monetary reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

Market for Common Stock. The Company's common stock was first quoted and began trading on the Nasdaq Small Cap Market System on October 1, 1998, under the symbol "IBLB". At that date there were 210,870 shares of the Company's common stock outstanding, and there were approximately 222 record holders of the Company's common stock. At December 31, 2001 there were approximately 181 stockholders of the Company's common stock. Due to the relatively small size of the offering and small number of stockholders, there was only limited trading activity in 2001. There were eleven known trades in 2001, the lowest of which was at $10.75 per share and the highest was at $12.50 per share.

The payment of dividends on the common stock is subject to determination and declaration by the Board of Directors of our holding company. The Company's first four quarterly cash dividends were paid at a rate of $0.15 per share per annum with the first quarterly dividend paid in January 1999. The Company's second four quarterly cash dividends were paid in 2000 at a rate of $0.17 per share per annum. The Company's third four quarterly cash dividends were paid at a rate of $0.20 per share per annum. The Board of Directors intends to pay quarterly cash dividends at a rate of $0.23 per share per annum commencing with the Company's thirteenth dividend paid in January 2002. The payment of future dividends will be subject to the requirements of applicable law and the determination by our holding company's Board of Directors that our net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and we cannot assure you that dividends will continue to be paid in the future.

SELECTED FINANCIAL AND OTHER DATA

	At December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Selected Financial Condition and Other Data:			
Total assets	$33,134	$32,257	$28,776
Cash and cash equivalents	2,379	1,668	2,892
Time deposits	905	1,103	1,101
Investment securities:			
Available for sale	6,786	6,234	3,732
Held to maturity	1,684	2,068	2,372
Loans receivable net	20,799	20,670	18,143
Real estate owned, net	-	-	-
Deposits	25,800	24,567	22,884
Borrowings	3,099	3,697	2,300
Total stockholders equity	4,124	3,812	3,504
Full service offices	1	1	1

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Selected Operating Data:			
Interest income	$2,459	$2,283	$1,886
Interest expense	1,256	1,173	953
Net interest income before provision for loan losses	1,203	1,110	933
Provision for loan losses	7	4	9
Net interest income after provision for loan losses	1,196	1,106	924
Non-interest income	111	97	97
Non-interest expense	886	759	744
Income before income taxes	421	444	277
Income taxes	142	147	93
Net income	279	297	184
Other comprehensive income (loss), net	27	24	(4)
Comprehensive income	$306	$321	$180

Selected Ratios

	At or for the Year Ended December 31,		
	2001	**2000**	**1999**
Performance Ratios:			
Return on average assets (net income divided by average total assets)............	0.85%	0.97%	0.68%
Return on average equity (net income divided by average equity)	7.14	8.44	5.41
Interest rate spread (average yield on assets minus average rate on liabilities)...........	3.23	3.22	3.09
Net interest margin (net interest income divided by average interest-earning assets)	3.74	3.70	3.54
Ratio of average interest-earning assets to average interest-bearing liabilities......	112.89	112.52	112.24
Ratio of non-interest expense to average total assets....................................	2.71	2.49	2.74
Efficiency ratio (non-interest expense divided by total of net interest income and non-interest income)....................	67.43	62.88	72.21
Dividend pay out ratio (dividends paid during the year divided by net income)...............	15.77	11.78	17.39
Asset Quality Ratios:			
Non-performing assets to total assets at end of period...............................	0.68	1.22	0.41
Non-performing loans to total loans at end of period...............................	1.00	1.78	0.62
Allowance for loan losses to total loans at end of period...........................	1.72	1.80	2.19
Allowance for loan losses to non-performing loans at end of period....................	171.56	100.76	341.18
Provision for loan losses to total loans....	0.03	0.02	0.05
Net charge-offs to average loans outstanding................................	0.08	0.07	0.08

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our principal business consists of attracting deposits from the general public and investing those funds in loans secured by one-to four-family residential properties located in our primary market area, which consists of mainly Iberville and West Baton Rouge Parishes. We also originate consumer loans, a limited amount of commercial real estate loans and maintain a portfolio of investment securities. Our investment securities portfolio consists of U.S. Treasury notes, U.S. government agency securities and mortgage-backed securities which are guaranteed as to principal and interest by the FHLMC, FNMA or other governmental agencies. We also maintain an investment in Federal Home Loan Bank of Dallas common stock.

Our net income primarily depends on our net interest income, which is the difference between interest income earned on loans and investment securities and interest paid on customers' deposits and borrowings. Our net income is also affected by non-interest income, such as service charges on customers' deposit accounts, loan service charges and other fees, and by non-interest expense, primarily consisting of compensation expense, deposit insurance and other expenses incidental to our operations.

Our operations and those of the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Our lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in our market area. Our deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in our market area.

This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which we operate); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which we have no control); and other risks detailed in this Annual Report and in our other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Asset/Liability Management

Net interest income, the primary component of our net income, is determined by the difference or "spread" between the yield earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, and the relative amounts of such assets and liabilities. Key components of an asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long-term loans funded by short-term deposits by pursuing the following strategies: (1) we have historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (2) in order to mitigate the adverse effect of interest rate risk on future operations, we emphasize the origination of adjustable-rate mortgage loans and shorter term consumer loans and the purchase of adjustable-rate mortgage-backed securities.

The OTS requires us to measure our interest rate risk by computing estimated changes in the net portfolio value ("NPV") of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. Our Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. Under OTS regulations, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. In March 2001, the OTS issued a notice of proposed rulemaking to eliminate this interest rate risk deduction. The OTS proposes to instead rely upon a requirement that each savings institution adopt interest rate risk management procedures, and a separate provision that includes interest rate risk among the factors to be considered in establishing individual minimum capital requirements. Because a 200 basis point increase or decrease in interest rates would not have resulted in the Association's NPV declining by more than 200 basis points of the estimated market value of the Association's assets as of December 31, 2001, the Association would not have been subject to any capital deductions if the regulation had been effective for such date.

The following table presents the Association's NPV as of December 31, 2001 as calculated by the OTS, based on information provided to the OTS by the Association:

	Net Portfolio Value			NPV as % of Portfolio	Change in NPV as % of
Change in Rates(1)	$ Amount	$ Change	% Change	Value of Assets	Portfolio Value of Assets(2)
	(Dollars in Thousands)				
+300 bp	$ 3,689	$ (205)	(5) %	11.27 %	(.41) %
+200 bp	3,774	(120)	(3)	11.45	(.22)
+100 bp	3,832	(62)	(2)	11.56	(.12)
0 bp	3,894	--	--	11.67	--
-100 bp	3,978	84	2	11.84	.17

(1) Beginning with the September 2001 cycle the -300 basis points change was no longer provided in this report. Beginning with the December 2001 cycle the -200 basis points change is no longer provided in this report.

(2) Based on the portfolio value of the Association's assets assuming no change in interest rates.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Our Board of Directors is responsible for reviewing our asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. Our management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies.

Average Balances, Net Interest Income and Average Yields

The following table sets forth information about our average interest-earning assets and interest-bearing liabilities and reflects the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods and at the date indicated. Average balances are derived from month-end balances. Investment securities include the aggregate of securities available for sale and held to maturity. The average balance and average yield on investment securities is based on the fair value of securities available for sale and the amortized cost of securities held to maturity. The average balance of loans receivable includes delinquent loans, which are not considered significant. The average balance of stockholders' equity includes the net unrealized loss on available for sale securities. The following table does not reflect any effect of income taxes.

IBL Bancorp, Inc.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in Thousands)					
Interest-earning Assets:									
Loans receivable (2)	$ 21,115	$ 1,816	8.60%	$ 19,677	$ 1,632	8.29%	$ 18,066	$ 1,441	7.98%
Mortgage-backed securities	8,219	518	6.30%	7,474	488	6.53%	4,576	266	5.81%
FHLB stock and other investment securities	610	30	4.92%	225	17	7.56%	175	9	5.14%
Interest-bearing deposits	2,229	95	4.26%	2,595	146	5.63%	3,548	170	4.79%
Total interest-earning assets	32,173	2,459	7.64%	29,971	2,283	7.62%	26,365	1,886	7.15%
Non-interest earning assets	528			534			753		
Total assets	$ 32,701			$ 30,505			$ 27,118		
Interest-bearing Liabilities:									
Deposits (3)	$ 25,186	$ 1,098	4.36%	$ 23,801	$ 1,003	4.21%	$ 22,423	$ 904	4.03%
FHLB advances	3,314	158	4.77%	2,834	170	6.00%	1,067	49	4.59%
Total interest-bearing liabilities	28,500	1,256	4.41%	26,635	1,173	4.40%	23,490	953	4.06%
Non-interest bearing liabilities	291			352			229		
Total liabilities	28,791			26,987			23,719		
Stockholders' equity	3,910			3,518			3,399		
Total liabilities and stockholders' equity	$ 32,701			$ 30,505			$ 27,118		
Net interest income / average interest rate spread		$ 1,203	3.23%		$ 1,110	3.22%		$ 933	3.09%
Net interest margin (4)			3.74%			3.70%			3.54%
Interest-earning assets to interest-bearing liabilities	112.89%			112.52%			112.24%		

(1) At December 31, 2001, the weighted average yields earned and rates paid were as follows: loans receivable, 8.04%; mortgage backed securities, 6.13%; investment securities, 3.92%; other interest-bearing deposits, 2.86%; total interest-earning assets, 7.07%; deposits, 4.11%; FHLB advances, 3.94%; total interest-bearing liabilities, 4.08%; and, average interest rate spread, 2.99%.

(2) Includes non-accruing loans.

(3) Includes noninterest-bearing checking accounts.

(4) equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expenses during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate) and (2) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

IBL Bancorp, Inc.
Rate - Volume Analysis

	Year Ended December 31, 2001 vs. 2000			Year Ended December 31, 2000 vs. 1999		
	Increase / (Decrease) Due to		Total Increase	Increase / (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(Dollars in Thousands)					
Interest-earning Assets:						
Loans receivable	$ 62	$ 122	$ 184	$ 59	$ 132	$ 191
Mortgage-backed securities	(17)	47	30	36	186	222
FHLB stock and other investment securities	(8)	21	13	5	3	8
Interest-bearing deposits	(32)	(19)	(51)	26	(50)	(24)
Total interest-earning assets	5	171	176	126	271	397
Interest-bearing Liabilities:						
Deposits	35	60	95	42	57	99
FHLB advances	(38)	26	(12)	19	102	121
Total interest-bearing liabilities	(3)	86	83	61	159	220
Increase in net interest income	$ 8	$ 85	$ 93	$ 65	$ 112	$ 177

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets increased $876,000, or 2.7%, from $32.3 million at December 31, 2000 to $33.1 million at December 31, 2001.

Loans receivable increased by approximately $119,000 or 0.6% from December 31, 2000 to December 31, 2001 as originations exceeded repayments for the period. The increase in loans receivable in 2001 was primarily caused by increases in our consumer and commercial real estate loans.

Investment securities increased from December 31, 2000 to December 31, 2001 by $167,000 or 2.0%. During the year we purchased $3.1 million of investment securities, and we received $2.9 million of principal payments on our investment securities in 2001. At December 31, 2001, mortgage-backed securities in the amount of $8.1 million made up the majority of the Company's $8.5 million in investment securities. The remaining 0.4 million in investment securities is composed of a government obligation in the form of a Small Business Association security and a FHLB note.

Total deposits increased by $1.2 million or 5.0% from $24.6 million at December 31, 2000 to $25.8 million at December 31, 2001. The increase was primarily due to increases in both passbook saving and NOW accounts.

Our total stockholders' equity increased $312,000 from $3,812,000 at December 31, 2000 to $4,124,000 at December 31, 2001. Net income of $280,000, an increase of $27,000 in unearned gains on available-for-sale investment securities, a $26,000 decrease in unearned RRP shares, a $17,000 decrease in unearned ESOP shares, which caused a $3,000 increase in retained earnings substantially restricted, and a $3,000 increase in additional paid-in capital increased stockholders equity during the period. These factors were partially offset by the payment of four quarterly dividends totaling $44,000.

Comparison of Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

Net income was $280,000 for the year ended December 31, 2001 compared to $297,000 for 2000 and $184,000 for 1999. The decrease in net income in 2001 from 2000 was primarily attributable to an increase of $127,000 in non-interest expense over that same period. Net income for 2001 resulted in a return on average assets of .85% compared to .97% and .68% for 2000 and 1999, respectively.

Interest Income: Interest income totaled $2.5 million, $2.3 million and $1.9 million for 2001, 2000 and 1999, respectively. The increase in total interest income in 2001 was primarily due to increases in interest-earning assets funded by increased deposits. The average balance of interest-earning assets increased $2.2 million in 2001 and $3.6 million in 2000. The average yield on interest-earning assets in 1999 was 7.15%, increasing in 2000 to 7.62% and then increasing in 2001 to 7.64%. The increased yields on assets in 2001 were primarily due to higher yields on our adjustable-rate mortgage loans.

Our primary source of interest income for the three-year period ended December 31, 2001 was from loans receivable. Interest income from loans receivable was $1.8 million, $1.6 million and $1.4 million for 2001, 2000 and 1999, respectively. The average balances of loans receivable also increased during the period with a $1.4 million increase in 2001, a $1.6 million increase in 2000 and a $1.5 million increase in 1999 due to increased loan demand in our market area.

Interest income on investment securities increased in 2001 by $51,000 due to an increase in average balances of $1.1 million partially offset by a decrease in the average rate paid. Of this $51,000 increase in interest income, $30,000 is from mortgage-backed securities due to an increase in average balances partially offset by a decrease in average the rate paid. The remaining $21,000 of the increase is from the SBA security and FHLB note. Interest income on investment securities increased in 2000 by $222,000 due to an increase in average balances of $2.9 million and an increase in the average rate paid. These increases in interest income were offset by a decrease in interest income on deposits in 2001 by $51,000 due to a decrease in average balances of $366,000 and a decrease in the average rate paid. The increases in interest income were further offset by a $8,000 decrease in interest income on FHLB stock due to a decrease in the average rate paid.

Interest Expense: Interest on deposits increased by $95,000 or 9.5% in 2001 after increasing by $99,000 or 11.0% in 2000 compared to the respective prior periods. The increase in 2001 was due to a $1.4 million or 5.8% increase in the average balances of deposits and an increase in the average rates paid from 4.21% in 2000 to 4.36% in 2001. The higher rate was mainly due to the average balance of higher rate certificates of deposit increasing in 2001, while the lower rate passbook and NOW accounts declined.

Interest on advances from the Federal Home Loan Bank decreased by $12,000 or 6.8% in 2001 over 2000 due to declining interest rates charged on these advances. Interest on advances from Federal Home Loan Bank increased $121,000 or 245% in 2000 over 1999, due to the fact the Association utilized more advances in 2000 to purchase investment securities.

Net Interest Income: Net interest income was $1.2 million, $1.1 million and $933,000 for 2001, 2000 and 1999, respectively. The increases in net interest income reflect increases in average interest-earning assets over average interest-bearing liabilities each year. Average interest rate spread increased from 3.09% in 1999 to 3.22% in 2000 and 3.23% in 2001. Our net interest margin was 3.74%, 3.70% and 3.54% for 2001, 2000 and 1999.

Provisions for Loan Losses: We use historical loss ratios to estimate the portion of the allowance for loan losses associated with performing loans. Non-performing assets dropped $168,000, from $393,000 at December 31, 2000 to $225,000 at December 31, 2001. The provision for loan losses increased by $3,000 in 2001, while our allowance for loan losses decreased to $386,000 or 1.7% of the loan portfolio during the same period. In 2000, the provision for loan losses was $4,000, which decreased our allowance for loan losses to $396,000 or 1.9% of the loan portfolio. In 1999, the provision for loan losses was $9,000, which decreased our allowance for loan losses to $406,000 or 2.2% of the loan portfolio. With non-performing assets at December 31, 2001, 2000 and 1999 being $225,000, $393,000 and $119,000, our analysis of the allowance for loan losses led to the conclusion that the allowance for loan losses was sufficient to cover the modest charge offs and the current asset quality of the loan portfolio.

Non-interest Income: Non-interest income for 2001, 2000 and 1999 was $111,000, $97,000 and $97,000, respectively. Non-interest income consisted primarily of customer service fees related to customers' deposit accounts and loan service charges.

Non-interest Expense: Non-interest expense for 2001, 2000 and 1999 was $886,000, $759,000 and $744,000, respectively. The increase of $127,000 or 16.7% in non-interest expense in 2001 over 2000 was primarily due to an increase in compensation and benefits, legal and other professional, data processing, office supplies and postage, furniture and equipment, other general and administrative and other taxes. Compensation and benefits increased by $54,000 primarily due to an increase in staff and an increase in director fees. Legal and other professional increased $22,000 due to legal and accounting fees incurred in the daily operation of the Company and the preparation of our SEC reports. Data processing increased by $19,000 primarily caused by an increase in the cost of our third party data processor. Non-interest expense increased further in 2001 due to a $12,000 loss on sale of foreclosed asset and increases of $7,000 in office supplies and postage, $6,000 in furniture and equipment, $4,000 in other and general administrative and $3,000 in other taxes. The increase in non-interest expense in 2000 was primarily due to an increase in compensation and benefits, other general and administrative, advertising, and office supplies and postage.

Our operating efficiency, measured by our efficiency ratio (non-interest expense divided by the total of net interest income and non-interest income was 67.4%, 62.9%, and 72.2% for 2001, 2000 and 1999, respectively. The higher ratio for 2001 is primarily due to the increased non-interest expense. The ratios of non-interest expense to average total assets were 2.7%, 2.5% and 2.7% for 2001, 2000, and 1999, respectively.

Income Taxes: Our effective tax rate was 34%, 33% and 34% for 2001, 2000 and 1999, respectively. See Note J of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

We have historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. We seek to maintain high levels of regulatory capital to give us maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of non-interest expense and have been maintained at those high levels as a result of our policy of moderate growth generally confined to our market area. At December 31, 2001, we exceeded all current regulatory capital requirements and met the definition of a "well-capitalized" institution. See Note Q of the Notes to Consolidated Financial Statements.

The primary business of our holding company is holding the stock of the Association. The net proceeds of the Conversion retained by our holding company on September 30, 1998 have provided sufficient funds for the Company's operations. Our holding company's primary sources of liquidity in the future will be dividends paid by the Association, repayment of the ESOP loan and income from investments in securities and other financial institutions. We are subject to certain regulatory limitations with respect to the payment of dividends to our holding company.

In 2001, the OTS deleted the requirement that each savings institution maintain an average daily balance of liquid assets of at least 4% of its liquidity base. The OTS now requires savings institutions to maintain sufficient liquidity to ensure their safe and sound operation. We seek to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, we have been able to meet our liquidity demands through internal sources of funding.

Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from the payment of principal and interest on loans and investment securities. While scheduled principal and interest payments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan and investment securities prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. We do not solicit deposits outside of our market area through brokers or other financial institutions.

We have also designated certain securities as available for sale in order to meet liquidity demands. At December 31, 2001, we had designated securities with a fair value of $6.8 million as available for sale. In addition to internal sources of funding, we are a member of the Federal Home Loan Bank of Dallas and have substantial borrowing authority with the Federal Home Loan Bank of Dallas. At December 31, 2001, we could obtain up to $15.0 million in FHLB advances, and we had $3.1 million of FHLB advances outstanding on that date. Our use of a particular source of funds is based on need, comparative total costs and availability.

At December 31, 2001, we had outstanding approximately $651,000 in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $12.8 million. We anticipate that we will have resources to meet our current commitments through internal funding sources described above. Historically, we have been able to retain a significant amount of our deposits as they mature.

Impact of Inflation and Changing Prices

The financial statements and related notes appearing elsewhere in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Virtually all of our assets and liabilities are monetary. As a result, changes in interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

The following are recently issued accounting standards which we have yet to adopt. For information about recent accounting standards which we have adopted, see Note W of the Notes to Consolidated Financial Statements.

The provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, shall be applied in fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are not expected to have a material effect on our consolidated financial position or our consolidated results of operations.

Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 30, 2002. This Statement amends FASB Statement No. 19 Financial Accounting and Reporting by Oil and Gas Producing Companies. It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. This Statement will not materially affect our consolidated financial position or our consolidated results of operations.

Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement will not materially affect our consolidated financial position or our consolidated results of operations.

L.A. CHAMPAGNE & CO., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
4911 BENNINGTON AVENUE
BATON ROUGE, LOUISIANA 70808-3153
(225) 925-1120
FACSIMILE (225) 927-8124

WENDEL FOUSHEE, CPA
CHARLES S. COMEAUX, JR., CPA
MICHAEL A. THAM, CPA
ROBERT L. STAMEY, CPA

RAYMOND P. PRINCE, CPA
SYLVIA M. KIDDER, CPA

MEMBERS - SEC AND
PRIVATE COMPANIES PRACTICE
SECTIONS OF THE AMERICAN
INSTITUTE OF CPAs

EID #72-0454386

INDEPENDENT AUDITOR'S REPORT

Shareholders and Directors
IBL Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association, as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in shareholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

L.A. Champagne & Co. L.L.P.

January 15, 2002

IBL BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and amounts due from depository institutions	$ 219,790	$ 166,845
Interest-bearing deposits in other institutions	2,159,131	1,500,837
Total cash	2,378,921	1,667,682
Time deposits	905,000	1,103,000
Investment securities		
Held to maturity (estimated market value $1,714,586 and $2,068,676)	1,683,662	2,068,115
Available-for-sale (amortized cost $6,716,085 and $6,205,163)	6,786,016	6,234,114
Total investment securities	8,469,678	8,302,229
Loans receivable	21,185,209	21,065,939
Less allowance for loan losses	386,317	395,880
Loans receivable, net	20,798,892	20,670,059
Premises and equipment, net	145,368	133,198
Federal Home Loan Bank stock, at cost	225,100	208,300
Accrued interest receivable	173,973	150,183
Other assets	36,748	22,543
Total assets	$ 33,133,680	$ 32,257,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 25,800,378	$ 24,567,301
Advances from Federal Home Loan Bank	3,099,000	3,697,000
Advances by borrowers for taxes and insurance	16,506	16,105
Income taxes payable	-	83,332
Other liabilities and deferrals	93,477	81,093
Total liabilities	29,009,361	28,444,831
Commitments and contingencies	-	-
Preferred stock - $.01 par, 2,000,000 shares authorized	-	-
Common stock - $.01 par, 5,000,000 shares authorized, 210,870 shares issued	2,109	2,109
Additional paid-in capital	1,744,044	1,740,992
Unearned ESOP shares	(113,865)	(130,734)
Unearned RRP shares	(13,620)	(39,302)
Retained earnings - substantially restricted	2,459,497	2,220,190
Accumulated other comprehensive income	46,154	19,108
Total stockholders' equity	4,124,319	3,812,363
Total liabilities and stockholders' equity	$ 33,133,680	$ 32,257,194

The accompanying notes are an integral part of these financial statements.

IBL BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended December 31, 2001 and 2000

	2001	2000
INTEREST INCOME		
Loans	$ 1,815,912	$ 1,632,503
Investment securities	539,007	487,789
FHLB stock and other securities	8,985	16,739
Deposits	95,313	145,996
Total interest income	2,459,217	2,283,027
INTEREST EXPENSE		
Deposits		
Interest-bearing demand deposit accounts	67,290	131,234
Passbook savings accounts	90,049	94,084
Certificate of deposit accounts	941,075	777,708
Total interest on deposits	1,098,414	1,003,026
Advances from Federal Home Loan Bank	158,097	169,559
Total interest expense	1,256,511	1,172,585
Net interest income	1,202,706	1,110,442
Provision for losses on loans	6,800	4,067
NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON LOANS	1,195,906	1,106,375
NON-INTEREST INCOME		
Service charges on deposit accounts	101,852	82,023
Other	9,062	14,648
Total non-interest income	110,914	96,671
NON-INTEREST EXPENSES		
Compensation and benefits	435,490	381,950
Occupancy	32,760	32,212
Furniture and equipment	34,353	28,612
Deposit insurance premium	4,665	4,824
Data processing	77,903	58,771
Legal and other professional	79,959	58,447
Advertising	19,051	18,629
Office supplies and postage	42,162	35,301
Other taxes – share tax assessment	33,786	31,052
Other general and administrative	113,441	109,215
Loss on sale of foreclosed asset	12,044	-
Total non-interest expenses	885,614	759,013

Continued. . .

	2001	2000
INCOME BEFORE PROVISION FOR INCOME TAXES	$ 421,206	$ 444,033
PROVISION FOR INCOME TAXES	141,699	147,216
NET INCOME	$ 279,507	$ 296,817
Basic earnings per share	$ 1.43	$ 1.55
Diluted earnings per share	$ 1.30	$ 1.52
COMPREHENSIVE INCOME		
Net income	$ 279,507	$ 296,817
Other comprehensive income		
Unrealized holding gains on securities during the period	40,980	36,035
Income tax expense related to unrealized holding gains	(13,934)	(12,252)
Other comprehensive income, net of tax effects	27,046	23,783
Comprehensive income	$ 306,553	$ 320,600

The accompanying notes are an integral part of these financial statements.

IBL BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid – In Capital	Unearned ESOP Shares	Unearned RRP Shares	Retained Earnings - Substantially Restricted	Accumulated Other Comprehensive Income	Total Equity
BALANCE, DECEMBER 31, 1999	$ 2,109	$ 1,740,201	$ (147,603)	$ (44,193)	$ 1,958,199	$ (4,675)	$ 3,504,038
COMPREHENSIVE INCOME							
Net income	-	-	-	-	296,817	-	296,817
Other comprehensive income, net of tax							
Unrealized losses on securities	-	-	-	-	-	23,783	23,783
Comprehensive income	-	-	-	-	296,817	23,783	320,600
ESOP shares released for allocation	-	791	16,869	-	-	-	17,660
Acquisition of RRP shares	-	-	-	(20,791)	-	-	(20,791)
RRP shares issued	-	-	-	25,682	-	-	25,682
Dividends	-	-	-	-	(34,826)	-	(34,826)
BALANCE, DECEMBER 31, 2000	2,109	1,740,992	(130,734)	(39,302)	2,220,190	19,108	3,812,363
COMPREHENSIVE INCOME							
Net income	-	-	-	-	279,507	-	279,507
Other comprehensive income, net of tax							
Unrealized gains on securities	-	-	-	-	-	27,046	27,046
Comprehensive income	-	-	-	-	279,507	27,046	306,553
ESOP shares released for allocation	-	3,052	16,869	-	3,555	-	23,476
RRP shares issued	-	-	-	25,682	-	-	25,682
Dividends	-	-	-	-	(43,755)	-	(43,755)
BALANCE, DECEMBER 31, 2001	$ 2,109	$ 1,744,044	$ (113,865)	$ (13,620)	$ 2,459,497	$ 46,154	$ 4,124,319

The accompanying notes are an integral part of these financial statements.

IBL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 279,507	$ 296,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	24,095	22,334
Provision for loan losses	6,800	4,067
Loss on sale of foreclosed assets	12,044	-
ESOP contribution	23,476	17,660
Release of RRP shares	25,682	25,682
Provision for deferred federal income tax benefit	(6,060)	(8,677)
Amortization of net premium on investment and mortgage-backed securities	28,472	11,734
Net discount charged (received) on installment loans	(69,414)	45,694
Net loan fees deferred	7,832	2,436
Deferred profit recognized on sale of real estate	(112)	(99)
Stock dividends from Federal Home Loan Bank	(8,700)	(14,800)
Net increase in interest receivable	(35,809)	(41,602)
Net increase in income taxes receivable	(14,408)	-
Net decrease (increase) in other assets	(845)	67,016
Net increase (decrease) in interest payable	(36,396)	43,885
Net increase (decrease) in income taxes payable	(83,332)	82,855
Net increase in other liabilities	4,088	4,988
Total adjustments	(122,587)	263,173
Net cash provided by operating activities	156,920	559,990
CASH FLOWS FROM INVESTING ACTIVITIES		
Net increase in loans receivable	(214,626)	(2,578,926)
Purchases of securities available-for-sale	(2,901,667)	(3,408,739)
Principal payments received on securities available-for-sale	2,364,990	936,010
Purchases of securities held-to-maturity	(200,000)	(262,767)
Principal payments received on securities held-to-maturity	581,736	561,833
Purchase of municipal obligation	-	(70,283)
Maturity of municipal obligation	-	70,283
Purchase of FHLB stock	(8,100)	(13,300)
Net proceeds from sale of foreclosed assets	140,550	-
Purchases of office property and equipment	(36,265)	(1,284)
Certificates of deposits acquired	-	(300,000)
Maturity of certificates of deposit	198,000	298,000
Net cash used in investing activities	(75,382)	(4,769,173)

Continued. . .

	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposit accounts	$ 1,269,473	$ 1,639,023
Net increase in advances by borrowers for taxes and insurance	401	3,284
Cash dividends	(42,173)	(33,244)
Acquisition of RRP shares	-	(20,791)
Advances from Federal Home Loan Bank	14,000,000	28,955,000
Repayment of Federal Home Loan Bank advances	(14,598,000)	(27,558,000)
Net cash provided by financing activities	629,701	2,985,272
NET INCREASE (DECREASE) IN CASH	711,239	(1,223,911)
Cash - beginning of year	1,667,682	2,891,593
Cash - end of year	$ 2,378,921	$ 1,667,682

The accompanying notes are an integral part of these financial statements.

A: SIGNIFICANT ACCOUNTING POLICIES

Nature of operations
IBL Bancorp, Inc.(Bancorp) was organized as a Louisiana corporation on June 16, 1998 for the purpose of acquiring The Iberville Building and Loan Association (Association) as its sole wholly-owned operating subsidiary. References herein to the Bancorp include the Association unless the context indicates otherwise.

The Association is a state chartered financial institution whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). It is subject to regulation of the FDIC, the Office of Thrift Supervision, and the Office of Financial Institutions for the State of Louisiana. The Association provides a variety of banking services to individuals and businesses. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are real estate mortgage loans. The Association primarily serves the parishes of Iberville and West Baton Rouge from its only office location in Plaquemine, Louisiana.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Association. In consolidation, intercompany accounts and transactions have been eliminated.

Basis of financial statement presentation
The accounting and reporting policies followed by the Bancorp and the Association are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the savings and loan industry. The more significant of the principles used in preparing the financial statements are briefly described below.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and real estate owned. A majority of the Association's loan portfolio consists of single-family residential loans in Iberville and West Baton Rouge parishes. The ultimate collectibility of a substantial portion of the Association's loan portfolio is susceptible to changes in local economic conditions.

While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities
Trading securities - Debt securities and equity securities with readily determinable fair values that are acquired with the intention of being resold in the near term are classified as trading securities and are recorded at their fair values. Realized and unrealized gains and losses on trading account securities are recognized in current earnings. The Bancorp does not currently hold any securities for trading purposes.

Securities held-to-maturity - Debt securities which the Bancorp both positively intends and has the ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

Securities available-for-sale - Securities not meeting the criteria of either trading securities or securities held to maturity are classified as available for sale and carried at fair value.

Unrealized holding gains and losses for these securities are recognized, net of related tax effects, as a separate component of comprehensive income and equity. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method based on original cost. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans receivable
Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees.

Interest on consumer loans with maturities of sixty months or less made on a discount basis is recognized and included in interest income using the sum-of-the-months-digits method over the term of the loan which approximates the level-yield method. Interest on all other loans is accrued periodically based on the principal balance outstanding. Interest accrued on such loans but unpaid is included in accrued interest receivable.

A: SIGNIFICANT ACCOUNTING POLICIES (Continued)

When, in the judgement of management, collection of accrued interest on a loan becomes doubtful, or when a loan becomes ninety days delinquent, further accrual of interest income is suspended and the loan is placed on a non-accrual status. Interest accrued on such loans during the current year, but uncollected, is reversed against operations. Subsequent payments are generally applied to reduce the principal amount outstanding.

Loans determined to be impaired under the provisions of Statement of Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures* are carried at either the discounted present value of expected future cash flows or the fair value of underlying collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that principal and interest will not be collected under the terms of the loan. All nonaccrual loans are considered impaired. The provisions of SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans including certain smaller balance home equity and improvement loans and other consumer loans that are collectively evaluated for impairment. Losses on impaired loans are included in the allowance for loan losses.

Allowance for losses
It is the Bancorp's policy to provide a valuation allowance for estimated losses on loans. Various factors including the composition of the loan portfolio, past loan loss experience, current economic conditions and a specific provision for impaired loans provide a basis for management's determination of the amount of the valuation allowance for loan losses. Additions to the allowance are charged against current operations. Loans or portions of loans, including impaired loans, deemed to be uncollectible are charged off against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Loan origination fees
Loan origination fees and certain direct costs of underwriting and closing loans are deferred and amortized to income over the life of the related loans using the level yield method.

Real estate acquired in settlement of loans
Real estate acquired in settlement of loans is recorded at the lower of cost, that is, the balance of the loan, or its estimated fair value on the date acquired. Capital improvements made thereafter to facilitate sale are added to the carrying value, and adjustments are made to reflect declines, if any, in net realizable values below the recorded amounts. Costs of holding real estate acquired in settlement of loans are reflected in income currently. Gains and losses realized on sales of such real estate are reflected in current income based on the property's initial recorded value plus capital improvements.

When sales of real estate are facilitated by financing, the adjusted sales price is determined to be the sum of the cash proceeds, if any, and the discounted present value of the loan. Gains and losses are determined with reference to the adjusted sales price, and are recognized currently except in certain circumstances when the cash paid in is deemed insufficient, in which case, any gains resulting from the sale are deferred and recognized as the debt principal is recognized.

Premises and equipment
Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis or under various accelerated methods over estimated useful lives as follows:

Office building	30-40 years
Furniture, fixtures and equipment	5-10 years

Costs of major additions are capitalized while repair and maintenance costs are charged to operations as incurred.

Recognition of FHLB stock dividends
In accordance with current industry practice, stock dividends from the FHLB are recorded as income when declared based upon a par value of $100 per share for the number of shares issued.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes which are determined under the liability method.

Deferred taxes are related primarily to the differences between the financial and income tax bases of certain assets and liabilities including accumulated depreciation on premises and equipment, deferred loan fees and costs, interest discount and accruals, allowances for losses on loans, Federal Home Loan Bank stock, ESOP and RRP benefits, and deferred gain on property sales. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash flows
Cash consists of cash and interest-earning deposits due from other financial institutions. For purposes of the statement of cash flows, the Bancorp considers highly liquid deposits including certificates of deposits with maturities of three months or less when purchased to be "cash." All other deposits, debt securities and investments regardless of maturities are classified as time deposits or investment securities.

Off-balance-sheet financial instruments
In the ordinary course of business, the Bancorp enters into transactions that produce off-balance-sheet financial instruments consisting of letters of credit and other commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Loan servicing
None of the Bancorp's loan servicing rights was obtained after December 15, 1995. Consequently, the cost of loan servicing rights has not been capitalized.

Advertising
The Bancorp expenses advertising costs as they are incurred. Advertising expense is reflected in the accompanying statements of income and comprehensive income.

B: LOANS RECEIVABLE

Loans receivable as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
First mortgage loans		
Single-family residential	$ 13,827,479	$ 13,963,818
Construction	1,445,000	1,473,000
Commercial real estate	1,774,176	1,380,730
Land	234,558	345,431
	17,281,213	17,162,979
Less: undisbursed loans in process	1,069,462	671,182
deferred loan fees	19,941	12,109
allowance for losses	294,538	293,701
Net first mortgage loans	15,897,272	16,185,987
Home equity and improvement loans	752,344	979,978
Share loans	486,492	547,257
Other consumer and single-pay loans	3,974,685	3,348,552
Less: unearned discount	220,122	289,536
Net other consumer loans	3,754,563	3,059,016
Total consumer loans	4,993,399	4,586,251
Less: allowance for losses	91,779	102,179
Net consumer loans	4,901,620	4,484,072
Net loans receivable	$ 20,798,892	$ 20,670,059

At December 31, 2001 and 2000, unpaid balances of impaired loans upon which the accrual of interest had been suspended, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $225,223 and $393,037, respectively. At December 31, 2001 and 2000, $15,513 and $37,979 of the allowance for loan losses related to impaired loans, respectively. Interest income on impaired loans of $27,835 and $16,180 was recognized for cash payments received in 2001 and 2000, respectively. The average recorded investment in impaired loans for those periods was $484,764 and $200,164, respectively.

The Association is not committed to lend additional funds to debtors whose loans have been classified as nonperforming.

At December 31, 2001 and 2000, the directors and officers (related parties) owed the Association $1,052,760 and $1,079,766, respectively.

During the years ended December 31, 2001and 2000, new loans to such related parties amounted to $125,000 and $672,055, respectively. Principal repayments by such related parties amounted to $152,006 and $113,065 for the years ended December 31, 2001 and 2000, respectively. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with others. These loans do not involve more than a normal risk of collectibility or carry other terms unfavorable to the Association.

C: ALLOWANCE FOR LOSSES

A summary of the changes in the allowance for loan losses for the years ended December 31, 2001 and 2000, is as follows:

	2001	2000
Balance – beginning of year	$ 395,880	$ 406,329
Provision for loan losses	6,800	4,067
Charge-offs	(17,563)	(14,949)
Recoveries	1,200	433
	$ 386,317	$ 395,880

There were no other real estate holdings or related allowance for real estate losses at December 31, 2001 and 2000.

D: PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2001 and 2000 are summarized by major classifications as follows:

	2001	2001
Land	$ 22,416	$ 22,416
Office building	266,688	266,688
Furniture, fixtures and equipment	180,756	144,490
	469,860	433,594
Less: accumulated depreciation	324,492	300,396
	$ 145,368	$ 133,198
Depreciation expense for the year	$ 24,095	$ 22,334

E: INVESTMENT SECURITIES

The amortized cost and estimated market value of investments in securities are as follows as of December 31, 2001 and 2000:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities Available-for-Sale:				
December 31, 2001				
Debt securities:				
U. S. Government agency	$ 192,226	$ 101	$ -	$ 192,327

E: INVESTMENT SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgage-backed securities				
FNMA	$ 4,407,155	$ 51,420	$ 5,019	$ 4,453,556
GNMA	1,092,730	19,761	-	1,112,491
FHLMC	1,023,974	7,939	4,271	1,027,642
	6,523,859	79,120	9,290	6,593,689
	$ 6,716,085	$ 79,221	$ 9,290	$ 6,786,016
December 31, 2000				
Debt securities:				
Mortgage-backed securities				
FNMA	$ 4,144,980	$ 52,619	$ 22,876	$ 4,174,723
GNMA	1,202,009	7,552	3,297	1,206,264
FHLMC	858,174	5,370	10,417	853,127
	$ 6,205,163	$ 65,541	$ 36,590	$ 6,234,114
Securities Held-to-Maturity:				
December 31, 2001				
Debt securities:				
U. S. Government agency	$ 200,000	$ 1,125	$ -	$ 201,125
Mortgage-backed securities				
FNMA	$ 1,135,333	$ 29,252	$ 4,728	$ 1,159,857
GNMA	51,670	1,261	-	52,931
FHLMC	296,659	4,925	911	300,673
	1,483,662	35,438	5,639	1,513,461
	$ 1,683,662	$ 36,563	$ 5,639	$ 1,714,586
December 31, 2000				
Debt securities:				
Mortgage-backed securities				
FNMA	$ 1,442,214	$ 17,356	$ 13,248	$ 1,446,322
GNMA	73,786	7	139	73,654
FHLMC	552,115	2,331	5,746	548,700
	$ 2,068,115	$ 19,694	$ 19,133	$ 2,068,676

E: INVESTMENT SECURITIES (Continued)

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2001 and 2000:

	Weighted Average Yield	Amortized Cost	Fair Value
December 31, 2001			
Available-for-Sale			
Due in one year or less	4.32%	$ 17,995	$ 17,995
Due from one to five years	-	-	-
Due from five to ten years	-	-	-
Due after ten years	6.04%	6,698,090	6,768,021
	6.04%	$ 6,716,085	$ 6,786,016
Held-to-Maturity			
Due in one year or less	6.13%	$ 2,004	$ 2,005
Due from one to five years	7.33%	454,268	479,572
Due from five to ten years	5.71%	403,002	408,587
Due after ten years	5.62%	824,388	824,422
	6.40%	$ 1,683,662	$ 1,714,586
December 31, 2000			
Available-for-Sale			
Due in one year or less	7.10%	$ 15,777	$ 15,778
Due from one to five years	-	-	-
Due from five to ten years	-	-	-
Due after ten years	7.60%	6,189,386	6,218,336
	7.60%	$ 6,205,163	$ 6,234,114
Held-to-Maturity			
Due in one year or less	7.00%	$ 1,142	$ 1,141
Due from one to five years	6.60%	320,213	323,628
Due from five to ten years	6.20%	989,526	997,389
Due after ten years	6.60%	757,234	746,518
	6.40%	$ 2,068,115	$ 2,068,676

The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Mortgage-backed securities with a carrying amount of $3,686,414 and $4,122,164 were pledged to secure deposits as required or permitted by law at December 31, 2001 and 2000, respectively. See Note G also.

F: DEPOSITS

An analysis of customers deposit accounts by interest rates as of December 31, 2001 and 2000 follows:

	----------2001--------		----------2000--------	
Balances by interest rate	Amount	Percent	Amount	Percent
Passbook and full-paid				
accounts 2.5% to 3.0%....	$ 3,937,652	15.26%	$ 3,134,073	12.76%
Certificate accounts				
1.2 to 2.0%	610,338	2.37%		-.-
2.1 to 3.0%	2,564,886	9.94%	-	-.-
3.1 to 4.0%	3,916,519	15.18%	-	-.-
4.1 to 5.0%	4,059,263	15.73%	5,907,218	24.05%
5.1 to 6.0%	4,572,228	17.72%	5,793,085	23.57%
6.1 to 7.0%	1,242,324	4.82%	5,595,382	22.77%
	16,965,558	65.76%	17,295,685	70.39%
NOW and money-market accounts				
non-interest bearing	835,730	3.24%	690,055	2.81%
2.0 to 3.0%	4,020,217	15.58%	3,369,871	13.72%
	4,855,947	18.82%	4,059,926	16.53%
	25,759,157	99.84%	24,489,684	99.68%
Accrued interest payable	41,221	0.16%	77,617	0.32%
	$ 25,800,378	100.00%	$ 24,567,301	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $3,857,329 and $3,883,661 at December 31, 2001 and 2000, respectively. Deposit amounts in excess of $100,000 are not federally insured.

Maturities of certificates of deposit accounts are as follows at December 31, 2001:

One year or less	$ 12,766,381
Over one to two years	2,319,280
Over two to three years	949,342
Over three years	930,555
	$ 16,965,558

Interest paid on deposits during 2001 and 2000 was $1,134,810 and $959,141, respectively.

Officers' and directors' savings accounts amounted to $214,258 and $184,324 at December 31, 2001 and 2000, respectively.

G: ADVANCES FROM FHLB AND OTHER BORROWED MONEY

Advances from the Federal Home Loan Bank (FHLB) consisted of the following:

Maturity Date	Contract Rate	2001	2000
01-04-2001	6.63%	$ -	$ 600,000
01-09-2001	6.61%	-	900,000
01-11-2001	6.61%	-	700,000
01-24-2001	6.42%	-	1,000,000
01-25-2001	6.42%	-	200,000
10-01-2001	4.60%	-	99,000
10-22-2001	4.51%	-	99,000
01-18-2002	1.93%	500,000	-
02-15-2002	4.79%	1,000,000	-
03-21-2002	4.73%	500,000	-
04-03-2002	4.71%	500,000	-
10-18-2002	2.50%	500,000	-
09-03-2003	4.77%	99,000	99,000
		$ 3,099,000	$ 3,697,000

Pursuant to collateral agreements with the FHLB, advances are secured by a blanket floating lien on first mortgage loans.

Interest paid on advances from the Federal Home Loan Bank for 2001 and 2000 was $158,260 and $168,574, respectively.

H: LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Mortgage loans underlying FHLMC mortgage-backed securities	$ 148,907	$ 191,142

Revenue from loan servicing was $725 and $1,045 for the years ended December 31, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing were $770 and $652 at December 31, 2001 and 2000, respectively.

I: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Time deposits and other investment securities	$ 9,542	$ 11,274
Mortgage-backed securities	49,652	57,173
Loans receivable	114,779	81,736
	$ 173,973	$ 150,183

J: INCOME TAXES

Income tax expense for the years ended December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Current	$ 147,759	$ 155,893
Deferred	(6,060)	(8,677)
	$ 141,699	$ 147,216

The components of the net deferred income tax asset (liability), included in other assets (liabilities and deferrals) are as follows:

	2001		2000	
Deferred tax assets:				
Deferred loan fees		$ 6,780		$ 4,117
Employee benefit plans		4,969		3,844
Allowance for loan losses	$ 117,328		$ 115,736	
Less valuation allowance	58,664	58,664	57,868	57,868
Other		7,427		5,781
		77,840		71,610
Deferred tax liabilities:				
Net unrealized gain on securities available for sale		(23,777)		(9,843)
Depreciation		(20,374)		(15,519)
FHLB stock		(40,515)		(36,469)
Other		-		(8,731)
		(84,666)		(70,562)
Net deferred tax asset (liability)		$ (6,826)		$ 1,048

J: INCOME TAXES (Continued)

Provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

	2001 Amount	2001 Effective Rate	2000 Amount	2000 Effective Rate
Tax at statutory rate..........	$ 143,278	34%	$ 150,971	34%
Increase (decrease) in taxes:				
Permanent differences and other	(1,579)	-	(3,755)	(1)%
	$ 141,699	34%	$ 147,216	33%

The Bancorp paid income taxes of $253,028 and $53,508 during the years ended December 31, 2001 and 2000, respectively. Additionally, the Bancorp received a refund of $48,000 during the year ended December 31, 2000.

In prior years, the Association was allowed a special bad debt deduction under various income tax provisions. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than bad debt losses, they become subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2001 and 2000 include $110,577 for which federal income tax has not been provided. The unrecorded deferred liability on these amounts was approximately $37,600. Additionally, with the repeal in 1996 of the thrift bad debt reserve method that allowed for bad debt deductions based upon a percentage of taxable income, the Association has recaptured over a six year period the $85,465 portion of its bad debt reserves that exceeded allowable reserves under the experience method.

K: COMMITMENTS

The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Bancorp has in particular classes of financial instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual notional amount of those instruments.

As of December 31, 2001 and 2000, the Bancorp was committed to grant adjustable-rate mortgage loans with contract notional amounts of $282,400 and $125,485, respectively, and fixed-rate mortgage loan(s) with a contract notional amount(s) of $75,500 and $47,000, respectively. Additionally, the Bancorp held a $50,000 open letter of credit at December 31, 2001 and 2000, and had issued lines of credit with contract notional amounts of the unused portion totaling $243,593 and $159,638 as of December 31, 2001 and 2000, respectively.

L: PROFIT-SHARING PLAN

The Association provides a non-contributory defined contribution retirement plan for all eligible employees. Contributions to the plan are based upon employee compensation at rates not to exceed 15% as determined annually by the Board of Directors. Contributions to the plan were $28,702 and $24,825 for 2001 and 2000, respectively.

M: EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The IBL Bancorp, Inc. Employee Stock Ownership Plan enables eligible employees of the Bancorp and the Association to share in the growth of the Bancorp through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

The ESOP acquired 16,869 shares of Bancorp stock at $10 a share in the Bancorp's initial public offering. The acquisition was funded by a loan from the Bancorp that bears interest at 8.5% and is being repaid principally from employer contributions to the ESOP over a period of ten years. The loan agreement requires quarterly interest and principal payments of $6,303. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Bancorp may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Bancorp and the Association make contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

The Bancorp accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by the Bancorp, but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Bancorp reports compensation expense equal to the fair market value of the shares. ESOP compensation expense was $19,920 and $17,660 for the years ended December 31, 2001 and 2000, respectively. Any excess or deficit of fair value over the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

M: EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

The ESOP shares as of December 31, 2001 were as follows:

Allocated shares	5,482
Shares committed to be released	-
Unreleased shares	11,387
Total ESOP shares	16,869
Fair value of unreleased shares	$ 142,338

N: RECOGNITION AND RETENTION PLAN

On December 10, 1999, the Bancorp established a Recognition and Retention Plan (RRP) as an incentive to retain personnel of experience and ability in key positions. The shareholders approved a total of 8,434 shares of stock to be acquired for the Plan, of which 7,169 shares have been allocated for distribution to key employees and directors. As shares are acquired for the plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, compensation expense is recognized and the contra equity account is reduced.

The allocated shares are earned by participants as plan share awards ratably over a specified period. If an employee or non-employee director plan participant is terminated prior to the end of the vesting period for any reason other than death, disability, retirement or a change in control, the recipient shall forfeit the right to any shares subject to the award which have not been earned. The compensation cost associated with the plan is based on the market price of the stock as of the date on which the plan shares are earned. Compensation expense pertaining to the Recognition and Retention Plan was $25,682 for each of the years ended December 31, 2001 and 2000.

A summary of the changes in restricted stock follows:

	Unawarded Shares	Awarded Shares
Balance, January 1, 1999	-	-
Purchased by Plan	6,500	-
Granted	(7,169)	7,169
Earned and issued	-	(2,390)
Balance, December 31, 1999	(669)	4,779
Purchased by Plan	1,934	-
Earned and issued	-	(2,389)
Balance, December 31, 2000	1,265	2,390
Earned and issued	-	(2,390)
Balance, December 31, 2000 and 2001	1,265	-

O: STOCK OPTION PLAN

On November 19, 1999, the Bancorp adopted a stock option plan for the benefit of directors, officers, and other key employees. An amount equal to 10% of the total number of common shares issued in the initial public offering or 21,087 shares are reserved for issuance under the stock option plan. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.

The Stock Option Plan also permits the granting of Stock Appreciation Rights (SARs). SARs entitle the holder to receive, in the form of cash or stock, the increase in fair value of Bancorp stock from the date of the grant to the date of exercise. No SARs have been issued under the plan.

The following table summarizes the activity related to stock options:

	Exercise Price	Available for Grant	Options Outstanding
At inception		21,087	-
Granted	$ 10.50	(17,925)	17,925
Cancelled	-	-	-
Exercised	-	-	-
At December 31, 1999, 2000 and 2001		3,162	17,925

P: NONCASH INVESTING AND FINANCING ACTIVITIES

During 2001, the Bancorp had noncash investing activities totaling $140,575 for the acquisition of real estate by foreclosure. There were no noncash financing activities for the years ended December 31, 2001 and 2000, nor were there any noncash investing activities during 2000.

Q: REGULATORY MATTERS

The Association is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Association and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines involving quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 2001 and 2000, the Association meets the capital adequacy requirements to which it is subject.

As of December 31, 2001 and 2000, based upon the most recent regulatory filings with OTS, the Association was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Association will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the following table.

The actual and required capital amounts and ratios applicable to the Association are presented in the table below (dollars in thousands).

	Actual		Minimum Required For Capital Adequacy Purpose		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total risk-based capital (To risk-weighted assets)	$ 3,448	21.34%	$ 1,293	8.0%	$ 1,616	10.0%
Tier I capital (To risk-weighted assets)	3,246	20.09%	646	4.0%	970	6.0%
Tier I capital (To adjusted total assets)	3,246	9.98%	1,300	4.0%	1,626	5.0%
As of December 31, 2000:						
Total risk-based capital (To risk-weighted assets)	$ 3,363	21.18%	$ 1,270	8.0%	$ 1,588	10.0%
Tier I capital (To risk-weighted assets)	3,164	19.92%	635	4.0%	953	6.0%
Tier I capital (To adjusted total assets)	3,164	10.00%	1,266	4.0%	1,582	5.0%

In accordance with OTS Regulations, the Association established, upon conversion, on September 30, 1998, a "liquidation account" totaling $1,671,681, the amount of its retained earnings at March 31, 1998, the latest date shown in the prospectus issued in conjunction with the plan of conversion. The liquidation account is maintained for the benefit of eligible holders who continue to maintain their accounts at the Association after the conversion. The liquidation account is reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Association may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.

R: RELATED PARTY TRANSACTIONS

A Bancorp director is a partner in a local law firm that provides legal services to the Bancorp. Fees paid to the law firm amounted to $5,200 and $4,400 for the years ended December 31, 2001 and 2000, respectively.

S: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is made in accordance with the requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments.* Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Bancorp could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Bancorp.

The Bancorp does not maintain any investment or participation in financial instruments or agreements whose value is linked to, or derived from, changes in the value of some underlying asset or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements, and other financial arrangements with similar characteristics, and are commonly referred to as derivatives.

The estimated fair value of the Bancorp's financial instruments (dollars in thousands) was as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS				
Cash and amounts due from depository institutions	$ 220	$ 220	$ 167	$ 167
Interest-bearing deposits with other institutions	2,159	2,159	1,501	1,501
Time deposits	905	905	1,103	1,103
Investment securities	8,470	8,501	8,302	8,303
Loans receivable, net	20,799	21,484	20,670	20,820
Accrued interest receivable	174	174	151	151
FHLB stock	225	225	208	208

S: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	----------2001--------		----------2000--------	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL LIABILITIES				
Deposits	$ 25,800	$ 26,049	$ 24,567	$ 24,589
Advances from FHLB	3,099	3,106	3,697	3,667
Advances by borrowers for taxes and insurance	17	17	16	16
Other liabilities	93	93	81	81

The Bancorp in estimating the fair value of financial instruments used the following significant methods and assumptions.

Cash and short-term investments
The carrying value of highly liquid instruments, such as cash on hand and amounts due from depository institutions, and interest-earning deposits in other institutions, provides a reasonable estimate of their fair value.

Time deposits
Time deposits bear interest rates that in the aggregate are presently considered fair in current market conditions. Therefore, the carrying amounts reported in the statement of financial condition for these financial instruments approximate fair value.

Investment securities
Fair value estimates for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest on securities approximates its fair value.

Loans receivable, net of allowance
The fair values for loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers of similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

Federal Home Loan Bank Stock
The Federal Home Loan Bank's board sets the value of Federal Home Loan Bank stock at $100 per share.

Deposits
The fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook and full-paid share savings, and money market accounts, represented approximately 34% and 29% of total deposits at December 31, 2001 and 2000, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a

S: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

schedule of aggregate expected cash flows on time deposits.

The carrying amount of accrued interest payable on deposits approximates its fair value.

Advances from Federal Home Loan Bank
Fair values of advances from Federal Home Loan Bank are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

Advances by borrowers for taxes and insurance (escrows)
The carrying amount of escrow accounts approximate fair value.

Off-balance-sheet instruments
Off-balance-sheet financial instruments include commitments to extend credit, letters of credit, and other financial guarantees. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2001 and 2000. The contract or notional amounts of the Association's financial instruments with off-balance-sheet risk are disclosed in Note K.

T: CONCENTRATION OF CREDIT RISK

The Bancorp's loan portfolio consists of the various types of loans described in Note B above. Real estate or other assets secure most loans. The majority of these loans have been made to individuals and businesses in Iberville, West Baton Rouge, and Pointe Coupee parishes that are dependent on the area economy for their livelihood and servicing of their loan obligations.

The Bancorp maintains deposits in other financial institutions that may from time to time exceed the federally insured deposit limits.

U: DIVIDEND DECLARED

On December 19, 2001, the board of directors of IBL Bancorp, Inc. declared a $.0575 per share dividend to stockholders of record at January 11, 2002, payable on January 29, 2002. The total dividend payable of $12,125 is included in other liabilities.

V: EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

	Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
For the Year Ended 2001			
Net income	$ 279,507		
Basic earnings per share			
Income available to common stockholders	279,507	194,922	$ 1.43
Effect of dilutive securities			
RRP shares granted	-	20,179	
Diluted earnings per share			
Income available to common stockholders plus assumed conversions	$ 279,507	215,101	$ 1.30
For the Year Ended 2000			
Net income	$ 296,817		
Basic earnings per share			
Income available to common stockholders	296,817	191,167	$ 1.55
Effect of dilutive securities			
RRP shares granted	-	4,641	
Diluted earnings per share			
Income available to common stockholders plus assumed conversions	$ 296,817	195,808	$ 1.52

Options to purchase 17,925 shares of common stock awarded on November 19, 1999 at $10.50 per share were included in the computation of the diluted earnings per share for 2001because the options' exercise was less than the average market price of the common shares. These options were not included in the computation of the diluted earnings per share for 2000 because the options' exercise was greater than the average market price of the common shares. The options, which expire on November 17, 2009, were still outstanding at the end of year 2001.

W: NEW ACCOUNTING STANDARDS

The provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* shall be applied in fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are not expected to have a material effect on the consolidated financial position or the consolidated results of operations of the Bancorp.

Statement of Financial Accounting Standards No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations,* is effective for financial statements issued for fiscal years beginning after June 30, 2002. This Statement amends FASB Statement No. 19, *Financial Accounting and Reporting by Oil and Gas Producing Companies.* It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets. This Statement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp.

Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business, and amends ARB No. 51, *Consolidated Financial Statements,* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp.

X: PARENT COMPANY FINANCIAL STATEMENTS

The financial statements for IBL Bancorp, Inc. (parent company), prepared on an unconsolidated basis are presented below:

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 268,084	$ 50,524
Time deposits	407,000	407,000
Investment securities held-to-maturity (estimated market value $201,125 and $197,500)	200,000	200,000
Accrued interest receivable	5,253	6,609
Investment in The Iberville Building and Loan Association at equity in underlying net assets	3,292,343	3,182,909
Total assets	$ 4,172,680	$ 3,847,042
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Due to subsidiary	$ 36,141	$ 23,828
Other liabilities	12,220	10,851
Total liabilities	48,361	34,679
SHAREHOLDERS' EQUITY		
Preferred stock, $.01 par, 2,000,000 shares authorized	-	-
Common stock, $.01 par, 5,000,000 shares authorized, 210,870 shares issued	2,109	2,109
Additional paid-in capital	1,744,044	1,740,992
Unearned ESOP shares	(113,865)	(130,734)
Unearned RRP shares	(13,620)	(39,302)
Retained earnings - substantially restricted	2,459,497	2,220,190
Accumulated other comprehensive income	46,154	19,108
Total shareholders' equity	4,124,319	3,812,363
Total liabilities and shareholders' equity	$ 4,172,680	$ 3,847,042

STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Dividends from The Iberville Building and Loan Association	$ 200,000	$ -
Interest income		
Mortgage-backed securities	11,861	12,060
Deposits	22,335	23,136
Other	11,649	12,743
	245,845	47,939

	2001	2000
EXPENSES		
Legal and professional	27,235	23,042
Other general and administrative	21,396	24,827
	48,631	47,869
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF THE IBERVILLE BUILDING AND LOAN ASSOCIATION	197,214	70
Equity in undistributed earnings of The Iberville Building and Loan Association	82,388	297,055
INCOME BEFORE INCOME TAXES	279,602	297,125
PROVISION FOR INCOME TAXES	95	308
NET INCOME	279,507	296,817
Retained earnings – beginning of year	2,220,190	1,958,199
Less dividends declared	(43,755)	(34,826)
Add ESOP shares released for allocation	3,555	-
Retained earnings – end of year	$ 2,459,497	$ 2,220,190

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 279,507	$ 296,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of The Iberville Building and Loan Association	(82,388)	(297,055)
ESOP compensation	23,476	17,660
Release of RRP shares	25,682	25,682
Decrease in accrued interest receivable	1,356	-
Increase in due to subsidiary	12,313	12,369
Decrease in other liabilities	(213)	(170)
Net cash provided by operating activities	259,733	55,303
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of security held to maturity	(200,000)	-
Redemption of security held to maturity	200,000	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Acquisition of RRP shares	-	(20,791)
Cash dividends	(42,173)	(33,244)
Net cash used in financing activities	(42,173)	(54,035)

X: PARENT COMPANY FINANCIAL STATEMENTS (Continued)

	2001	2000
NET INCREASE IN CASH	217,560	1,268
Cash – beginning of year	50,524	49,256
Cash – end of year	$ 268,084	$ 50,524

CORPORATE INFORMATION

Directors:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer

John L. Delahaye
Attorney
Plaquemine, Louisiana

Gary K. Pruitt
Retired
Greater Baton Rouge Port Commission
Port Allen, Louisiana

Bobby E. Stanley
Self Employed Accountant
Port Allen, Louisiana

Edward J. Steinmetz
Regional Manufacturing Manager
Borden Chemical Inc.
Donaldsonville, Louisiana

Danny M. Strickland
Vice-President

Executive Officers:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer

Danny M. Strickland
Vice-President

Annual Stockholders Meeting:

September 4, 2002; 10:00 a.m.
23910 Railroad Avenue
Plaquemine, Louisiana
Record Date: July 24, 2002

Main Office:
23910 Railroad Avenue
Plaquemine, Louisiana

Independent Auditor:
L.A. Champagne & Co., L.L.P.
Baton Rouge, Louisiana

General Counsel:
Borron & Delahaye
Plaquemine, Louisiana

Securities and Regulatory Counsel:
Elias, Matz, Tiernan & Herrick L.L.P.
Washington, D. C.

Stock Registrar & Transfer Agent:
Registrar and Transfer Company
Cranford, New Jersey

NOTES

IBL Bancorp, Inc.

PHONE: (225) 687-6337 P.O. BOX 563 PLAQUEMINE, LA. 70765-0563 FAX: (225) 687-9062